NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

August 27, 2019

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Annovis Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 8, 2019
File No. 333-232529

On behalf of our client, Annovis Bio, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 20, 2019 (the “Comment Letter”) relating to the above referenced Registration Statement (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2 (the “Amendment”) to the Registration Statement filed today.  We also describe below the changes the Company has made in response to the Staff’s comments in the Registration Statement and the prospectus included therein.

For the Staff’s convenience, we are submitting copies of this letter, clean copies of the Amendment and copies of the Amendment marked to show all changes from the Registration Statement via Federal Express.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Company, page 1

1.                                      We note your revisions in response to our prior comment 1. Please further revise your disclosure to provide appropriate context for various conclusions as to the performance of your product candidates and revise and/or remove any statements that imply efficacy.  As one example, we note that your goal is for your Phase 2a studies to demonstrate that ANVS-401 “normalizes” CSF levels and inflammatory markers, “as previously seen in preclinical studies.” Please remove the statement that your preclinical studies “normalized” CSF levels and inflammatory markers and balance your disclosure by discussing the results of your study of ANVS-401 in MCI patients, where the reduction of only two inflammatory markers was statistically significant. In addition, we note conclusory statements throughout such as ANVS-301 “made the old rats cognitively equivalent to young rats,” and ANVS-401 restored axonal transport, memory and learning, and colonic motility. Please remove these statements and instead discuss the specific results of your studies in quantitative terms so that an investor will understand the significance of your results.

Response:

The Company has revised the disclosure on page 7 to indicate in preclinical studies ANVS-401 lowered CSF levels of neurotoxic proteins and inflammatory markers.  The Company has corrected its disclosure on page 94 to indicate that three inflammatory markers were reduced with statistical significance and the fourth showed a downward trend. The Company has removed conclusory statements, and where summary statements are made, added references to the pages where quantitative results of studies are disclosed.

Pipeline, page 2

2.                                      We note your response to our prior comment 6 and re-issue in part. Please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table.

Response:

The Company has added disclosure in the Pipeline description on pages 2-3 to indicate the status of ongoing clinical trials for ANVS-301, which are funded by the NIH, and in the Use of Proceeds on pages 60-61 to describe the Company’s continuing efforts to obtain an additional grant to fund further study of ANVS-405 in TBI.  The Company has also added disclosure on page 8 to include the work on ANVS-405 and ANVS-301 in the discussion of our strategy.  The Company notes that, although significant funds from the proposed initial public offering are not earmarked for these programs, the Company continues to work on the development of ANVS-405 and ANVS-301 and to seek alternative funding for these programs, which the Company considers material to its business.

Pathway Engagement, page 6

3.                                      We note your disclosure that the nerve cells’ stain signal was the same in ANVS-405 treated rats as for sham treated animals. Please quantify the percentage of nerve cells that died in both. Please also explain what is meant by “sham treated animals.”

Response:

The Company has revised the disclosure on pages 6-7 to explain that fluorescence is a surrogate marker for live cells, so as not to imply that it can be used to quantify the number of nerve cells which have died or percentage of nerve cell death.  The Company has also added disclosure on page 6 to explain that sham surgery is another term for placebo surgery, i.e. sham is only used to refer to mock surgeries, never as placebo control in drug trials.

Use or Proceeds, page 60

4.                                      Please revise your disclosure to state how far you expect the proceeds of the offering will allow you to proceed in the development of ANVS-405 and ANVS-301. Please also disclose the sources of additional funding required to develop each of your product candidates through to commercialization. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

The Company has added disclosure on page 61 to indicate the importance of past, ongoing, newly awarded and future grants on the development of each of its product candidates, including not only ANVS-405 and ANVS-301, but also ANVS-401.  The Company also wishes to bring to the Staff’s attention the existing language on page 61 which discloses that the future cash needs of the Company may be satisfied through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding or interest income earned.

Management’s Discussion and Analysis
Overview
Company Overview, page 70

5.                                      We note your response to our prior comment 4. Please delete the language stating that successful completion of the AD and PD study will “validate the target.”

Response:

The Company has revised the disclosure on page 70 in response to this comment.

Business, page 82

6.                                      We note several references to statistical significance and p-values in this section. Please explain how “p-value” is used to measure statistical significance and the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

Response:

The Company has added disclosure on page 94 to explain p-value and to explain that statistical significance may be a component of meeting the FDA’s evidentiary standards related to quantitative assessment of the effect of a drug.

7.                                      We note your disclosure on page 94 that the level of neurotoxic proteins in the four patients decreased by between 35% and 65%, and that these levels were “similar” to the levels measured in four healthy volunteers. Given the limited number of participants in the study, please disclose the specific reduction in neurotoxic proteins for each patient, and the levels measured for each of the four participants without mild cognitive impairment, including the comparison made between each patient and volunteer supporting your conclusion that the levels were similar. In addition, we note that the y axis for the graphs on page 94 states shows the percent of untreated MCI group, but it is not clear how this relates to the data shown for “MCI 11 Day” and “Healthy Volunteer.” Please clearly present the results for each of the four patients as compared to each of the four volunteers. Please also balance your discussion of these results throughout the prospectus to provide quantitative results instead of saying that the levels were “back to the levels measured in healthy volunteers” and indicate that the study included only four patients and four volunteers without mild cognitive impairment. Please also tell us if there is a generally accepted level of neurotoxic proteins in healthy adults such that you can assume the four volunteers are representative of the population generally.

Response:

The Company has added a table on page 96 with the measurements for the four patients and four healthy volunteers.  The Company has also added disclosure before and after the tables and bar diagrams to explain in more detail the nature of the data presented, including why the bar diagrams show the data for the MCI Day 11 and Healthy Volunteers on a percentage basis relative to the MCI Day 0 data.  The Company has also modified its disclosures throughout the prospectus to remove references to the levels seen in healthy volunteers.  The Company also advises the Staff:

•                  CSF levels of tau have been very well studied and offers the following guidelines:  levels over 300 pg/ml are considered high; MCI patients show levels of about 600 pg/ml; and AD patients of 900 pg/ml.  The levels the Company measured in its MCI patients and in its healthy volunteers correspond well with the literature.

•                  There are no generally accepted healthy levels of sAPPα and sAPPβ; the soluble APP levels measured depend very much on the assay used and vary largely from one study to the other.  Despite the variability in actual levels, sAPP levels in MCI patients are higher than in healthy adults and sAPPα levels are always higher than sAPPβ levels. The relative levels measured in the Company’s MCI patients and healthy volunteers correspond to the literature.

Please contact me at (215) 979-1227 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ John W. Kauffman

John W. Kauffman

cc:	Maria Maccecchini, Annovis Bio, Inc.
Jeffrey McGroarty, Annovis Bio, Inc.
William Haddad, Esq., Venable LLP